UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Name of issuer: Nova Roma, Inc.

Legal status of issuer
Form: Corporation
Jurisdiction of Incorporation/Organization: Delaware
Date of organization: July 13, 2023

Physical address of issuer: 6016 Post Rd., Nashville, TN 37205

Website of issuer: www.livenotbylies.live

Is there a co-issuer? Yes

Name of co-issuer: Nova Roma Funding, LLC

Legal status of co-issuer
Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: Delaware
Date of Organization: August 18, 2023

Physical address of co-issuer: 6016 Post Rd., Nashville, TN 37205

Website of co-issuer: www.livenotbylies.live

Name of intermediary through which the Offering will be conducted: VAS Portal, LLC

CIK number of intermediary: 0001749383

SEC file number of intermediary: 007-00165

CRD number, if applicable, of intermediary: 298941

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

6% of the amount actually raised to be paid in cash.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of security offered: Series CF Preferred Stock

Target number of securities to be offered: 4,166,667
Price (or method for determining price): $0.12

Target offering amount: $500,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): $3,000,000

Deadline to reach the target offering amount: October 3, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 3

	Most recent fiscal year-end*	**Prior fiscal year-end***
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0

Taxes Paid	$0	$0
Net Income	$0	$0

*Reflects the financial results for the Company, Nova Roma, Inc., for the periods noted. The inception financials for the Crowdfunding SPV, Nova Roma Funding, LLC, are attached hereto and made a part hereof.

The jurisdictions in which the issuer intends to offer the Securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, PR, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management, and principal shareholders may be liable to investors based on that information.

THE COMPANY

1.   Name of issuer: Nova Roma, Inc., a Delaware corporation (the "Company").

The investment will be made through Nova Roma Funding, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "Crowdfunding SPV"). The Crowdfunding SPV was organized as a limited liability company in the United States under the jurisdiction of Delaware on August 18, 2023.

The Company formed the Crowdfunding SPV solely for issuing the Securities under this Offering. The Crowdfunding SPV will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Crowdfunding SPV will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Crowdfunding SPV will maintain a one-to-one relationship between the number, denomination, type and rights of company securities it owns and the number, denomination, type and rights of its securities outstanding. The Crowdfunding SPV cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Crowdfunding SPV.

ELIGIBILITY

2. ⊠ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes ☐ No ⊠

DIRECTORS AND OFFICERS OF THE COMPANY

Name	Position and Offices held at the Company	Principal Occupation and Responsibilities for the Last 3 Years	Term of Office
David Jacobson	Director, Chief Executive Officer and Secretary	Director, Chief Executive Officer and Secretary of the Company	July 13, 2023 – Present

Source Media 2019 – Present; |

		Managing Partner & Producer at Source Media, LLC and Root Cause, LLC, and RC Manager, LLC ● Responsible for leading all aspects of business development, corporate affairs, budgeting, production management, investor relations, and strategic growth across slate of media properties and ventures.	Root Cause – 2022 – Present RC Manager – 2022 - Present
RJ Moeller	Director	Director Partner, Creative Producer at RJM Productions, LLC and Source Media, LLC and Jovie Productions, LLC and Moral Compass, LLC ● Responsible for developing, packaging, and producing feature scripted films, documentary films, and series. ● Leads efforts to acquire Intellectual Property, adaptation rights, talent relationships, and creative assets and help fundraise and oversee project management.	July 13, 2023 – Present Source Media – 2019 – Present; RJM Productions – 2016 – 2021 Jovie Productions 2016 – 2021
Isaiah Smallman	Director	Director Partner, Creative Director, Producer at Akili Ventures, LLC and Fancy Rhino Pictures, LLC and Fancy Rhino, LLC and Rollers, LLC ● Responsible for Directing feature scripted films, documentary films, and branded content for major brands, agencies, and clients. ● Oversaw all aspects of Creative Development & Production for multiple filmed properties securing film festival placement and major distribution deals with studios such as A24.	July 13, 2023 – Present Akili Ventures – 2022 – Present Fancy Rhino Pictures – 2015 – Present Fancy Rhino – 2010 – Present Rollers, LLC – 2018 – Present

Biographical Information:

<u>David Jacobson</u>: David Jacobson has over 15 years of experience leading a variety of media ventures and production partnerships across the major studio and independent film & tv production spaces. He operates production company Root/Cause which produces premium nonfiction programming for streaming services, cable networks, theatrical distribution, and live events as well as performing development, physical production services, project finance & packaging, and distribution advisory services for 6-10 projects per year.

<u>RJ Moeller</u>: With a background in journalism, academic research, and developing sought-after IP based on historical narratives, RJ is an entrepreneurial producer with an eye for great material and a track record bringing important stories to life. RJ produced the documentary *No Safe Spaces* which was one of 2019's highest grossing docs of the year and has previously produced live events which have sold over 750,000 tickets. He has also managed social media & PR for A-list talent and well-known cultural personalities including Dennis Prager. He produced the Babylon Bee's first-ever live comedy event in Dallas in 2023, produced the digital series on free market economics "No Free Lunch" distributed by *National Review Online* and recently wrapped production on a feature documentary for *Blaze Media*.

<u>Isaiah Smallman</u>: Isaiah is an accomplished producer, writer, and director with films that have played major festivals such as Sundance (*Dayveon* in 2017 and *Never Goin Back* in 2018), SXSW (*Hunter Gatherer* in 2016), Tribeca and Berlin and sold to distributors like Netflix, Amazon, and A24. In 2021, Isaiah sold *Rollers*, his first feature as a director, to Level 33 Entertainment. He is currently finishing post-production on a feature documentary about his experiences growing up as a missionary kid in a struggling neighborhood of west Baltimore called *Sandtown*. Isaiah previously founded and built a successful creative agency with major brand clients including Nike, Home Depot, Dick's Sporting Goods, and Disney. He also serves as a key strategic & creative partner for international venture firm, Akili Ventures, which focuses on media investment in emerging markets with a focus on Africa.

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Root Cause LLC*	60,000,000 shares of Common Stock	100%

*David Jacobson is the sole owner of Root Cause LLC

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Nova Roma, Inc. was formed as a Delaware corporation on July 13, 2023 to produce *Live Not By Lies* (the "Series"), which is intended to be a multi-season docuseries distributed through online video streaming services, television and home video.

The survivors of Soviet Communism have a warning for us: The seeds of totalitarianism can sprout in our society today and all it takes to let them flourish is to deny truth. *Live Not By Lies*, based on the bestselling book of the same name, is a docuseries that aims to give voice to the living survivors of the USSR and their fears about the current moment we occupy. It will be a cinematic, moving, and educational series that encourages hope and inspiration amidst our contemporary struggles. This multi-season episodic documentary will follow *Live Not By Lies* author Rod Dreher to Europe and beyond, where he'll walk us through the streets of 20th century Soviet terror and interview the men and women who survived the deadliest century the world has ever known. We will learn from their stories, in order to better equip ourselves, as people of faith, to resist the lies that constantly confront us.

We believe this docuseries is critically important for our times. As we listen to the stories of those who have experienced totalitarianism firsthand, we will learn from their stories, in order to better equip ourselves, and our communities, to resist the lies that constantly confront us.

Although the Company is currently anticipating releasing Season 1 of the Series in or around Q4 of 2024, prospective investors should note that, as a fundamental aspect of our growth strategy, we intend to reinvest a substantial portion of our revenue into the further production of the Series and associated revenue-generating activities, such as marketing efforts, distribution expansion, merchandise development, and other initiatives aimed at maximizing the reach and impact of the Series. Prospective investors should be aware that due to our commitment to reinvestment, the realization of financial returns, if any, may be deferred over a period of several years.

The Series will be distributed through Angel Studios and made available on their streaming platform app. The app will encourage viewers to engage in Angel's "Pay It Forward" model, where people pay for the next viewer's stream. Angel will also navigate sales and licensing deals with other platforms and distributors who would be interested in distributing the Series as well.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

Risks Related to the Company and our Business

The Company's assumptions concerning future operations may not be realized.

The Company's goal is to produce a commercially profitable episodic television series using a production budget as set forth in the table below. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control.

While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, general economic outlook, etc.

Management will have broad discretion as to the use of the proceeds from the offering.

The Company's management will have broad discretion as to the use of the net proceeds from the Offering for the purpose of producing the Series. Investors will be relying on the judgment of the Company's management regarding the use of the proceeds for the purpose of producing the Series.

The production of the Series will require many other highly-skilled creative and production personnel, including cinematographers, editors, costume designers, set designers, sound technicians, lighting technicians, and actors. Although the Company expects to find high quality candidates to fill these positions, there can be no assurance of their cooperation and participation through completion of the Series. Replacing key talent could delay production or reduce the quality of the Series, which would impair the Company's revenue. Also, many of these positions will require the Company to hire members of unions or guilds. As a result, the Company's ability to terminate unsatisfactory or non-performing works could be adversely affected by existing union or guild contracts and regulations. This could delay production of the Series and significantly increase costs.

The Company is a newly formed company and has no history upon which investors can evaluate the Company.

The Company was recently formed for the purpose of developing, producing and distributing the Series. Accordingly, the Company has no operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no revenues and requires the net proceeds from the sale of the Securities to fund development and production of the Series. If and when production of the Series commences, no assurance can be given that the Series will receive market acceptance when produced.

The company is new and faces all of the risks of a start-up company.

The Company will encounter challenges and difficulties frequently experienced by early-stage companies, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a television series, and the competitive environment in which the Company intends to operate. The Company may not successfully address any of these risks. If the Company does not successfully address these risks, the Company's business will be seriously harmed.

The Company's success depends on the successful production and distribution of a single episodic television series and the Company is unable to diversify its investment to reduce its risk of failure.

The Company will only produce the Series and create additional content and merchandise based upon the Series. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of the Series. Because the Company will have only one asset, the Series, the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of the Series is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing television series and films. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from the Series. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Additionally, the Company's lack of diversification may make it vulnerable to oversupplies in the market. Most of the major U.S. production studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide means of distributing their products. The number of productions released by the Company's competitors, particularly the major U.S. production studios, in any given period may create an oversupply of product in the market and may make it difficult for the Company to succeed.

Because the television industry business is highly speculative, the Company may never achieve profitability.

The television industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any television series since the revenues derived from the production and distribution of such products primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a television series also depends on the quality and acceptance of competing products and shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other films or shows or content is released at the same time as our content and thus we cannot know, but it is always possible, that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that the Series will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view the Series. Accordingly, there is a substantial risk that the Series will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production of the Series or realize revenues or profits from the sale of the Series.

The Series may not succeed if it receives unfavorable reviews.

The financial success of a television series, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the Series. To the extent that the Series receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

Technological advances may reduce demand for films and televisions.

The entertainment industry in general, and the motion picture and television industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of an episodic television series.

The Company's actual operating results may differ from its initial estimates.

The Company's operating results depend on production costs, public tastes and promotion success. The Company expects to generate its future revenues from the distribution and exploitation of the Series and the rights therein. The Company's future revenues will depend on getting the Series produced and into distribution, upon the timing and the level of market acceptance of the Series, as well as upon the ultimate cost to produce, distribute and promote it. The revenues derived from the distribution of the Series depend primarily on its acceptance by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production costs incurred. The commercial success of the Series will also depend upon terms and conditions of its distribution, promotion and marketing and certain other factors. Accordingly, the Company's revenues are, and will continue to be, extremely difficult to forecast.

There is no guarantee revenues will remain consistent over time.

It is likely that revenues generated from the Series will not remain consistent over time. Even if the Company is successful in creating, marketing, and distributing the Series, revenues generated upon initial release of any seasons will likely decrease over time as subsequent seasons of the Series are released. Further, once production, marketing, and distribution of the Series is complete, revenues from the Series are likely to decrease over time.

The Series will be subject to the risks associated with the production and distribution of a television series.

Production and distribution costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

Force Majeure Events can materially impact our business.

There are certain events, including but not limited to, (i) acts of God, floods, droughts, earthquakes, or other natural disasters, (ii) epidemics or pandemics, (iii) terrorist attacks, civil war, civil commotion or riots, war, threat of or preparation for war, armed conflict, imposition of sanctions, embargoes, (iv) interruption or failure of utility services, and so on ("Force Majeure Events"), that can have an impact on our business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts. For example, it could complicate our ability to produce and distribute our Series. Implementing health and safety measures during production of the Series could add significant costs to our estimated production budgets and delay the release of the same. There may be other effects stemming from the Force Majeure Events that are deleterious to our Company, which we have not yet considered.

General economic conditions can materially impact our business.

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates, and overseas, such as currency fluctuations. Such changing conditions could reduce demand in the marketplace for the Series.

Additionally, adverse changes in global and domestic economic conditions or a worsening of the United States economy could materially and adversely affect us. The commercial success of a television series depends significantly on consumer confidence and discretionary spending, which are still under pressure from the United States and global economic conditions. A worsening of the economic downturn and decrease in consumer spending, especially discretionary spending for nonessential products and services, may adversely impact the Series or our ability to implement our business strategy.

The Company intends to distribute the Series on Angel Studios, Inc.

The Company has a license agreement to distribute the Series through Angel Studios' streaming platform. Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Company may elect to offer shares in the Company to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. The Series' production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of the Series and cause delays, all of which may increase the cost of production of the Series and decrease the likelihood of being able to complete the Series, which would have an adverse effect on the Company's business and prospects.

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience, than we do.

We are a very small and unproven entity as compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers and agencies. Most of the major U.S. studios are part of large diversified corporate group with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and shooting outlines. This may have a material adverse effect on our business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies have significantly greater financial and marketing resources than we do. Many have sophisticated websites and the ability to advertise in a wide variety of media. We will principally depend on the business contacts of our executive officers. There are no assurances that our approach will be successful.

We will be required to raise additional capital to fully fund our business plan and expand our operations.

Currently, we have no revenue-generating activities. The purpose of this offering is to raise an initial $3,000,000 towards the production of Season 1 of the Series. Part of this budget will be allocated to ongoing treatment and shooting outline, with the balance allocated towards marketing and production. If the Company raises less than the maximum offering amount, it will either be required to seek alternative financing, which may not be available or may not be available on terms preferable to the company or investors, or the Company will be required to reduce its production and marketing budget.

Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our then existing shareholders. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay profit distributions, repurchase our equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our shareholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our manuscripts, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail the acquisition, recycling or marketing of manuscripts, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

Substantial delays between the completion of this Offering and the production of the Series may cause the Company's expenses to be increased and it may take the Company longer to generate revenues.

The Company cannot be certain when it will begin production of the Series. Any actor playing a leading role, and other members of our production team, will need to complete, delay or abandon other potential obligations before production of the Series will begin. While the Company intends on beginning production of the Series as soon as practical after sufficient proceeds are raised, the Company has no way of predicting exactly when it will raise sufficient capital from the Offering to begin production of the Series. Therefore, the Company has no way to predict the availability of its principal cast and creative staff.

Budget overruns may adversely affect the Company's business.

Actual production costs may exceed their budget, sometimes significantly. Risks, such as labor disputes, death or disability of star performers, rapid high technology changes relating to special effects, or other aspects of production, such as shortages of necessary equipment, damage to film negatives, master tapes and recordings, data breaches, or adverse weather conditions, may cause cost overruns and delay or frustrate completion of the Series. If any of the Series incurs substantial budget overruns, the Company may have to seek additional financing from outside sources to complete production. No assurance can be given as to the availability of such financing on terms acceptable to the Company. In addition, if a production incurs substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant adverse impact on the Company's business, results of operations or financial results.

Production of a television series is a time consuming process.

Upon completion of this Offering, we intend to commence production of the Series. The production and distribution of a television series is a time consuming process. Pre-production on a picture will generally extend for a minimum of two or three months or more. Principal photography may extend for several months or more. Post-production may extend from three or four months or more. Distribution and exhibition of television series may continue for months or years before any revenue is realized or generated, if at all.

The premature abandonment of projects may result in losses to investors and impair our overall results of operations.

The production and distribution of our Series may be abandoned at any stage if further expenditures do not appear commercially feasible, with the resulting loss of some or all of the funds previously expended on the development, production or distribution of our Series, including funds expended in connection with the development of any screenplays and pre-production of the Series. In the event that we determine that it is in the best interest of our shareholders to abandon a project, it is unlikely that we will be able to recoup any of our costs.

The Company's success depends on protecting its intellectual property.

The Company's success will depend, in part, on its ability to protect its proprietary rights in the Series. The Company will rely primarily on a combination of copyright laws and other methods to protect its respective proprietary rights in the Series. However, there can be no assurance that such measures will protect the Company's proprietary information, or that its competitors will not develop screenplays for feature films or shows otherwise similar to the Company's, or that the Company will be able to prevent competitors from developing a similar television series for production. The Company believes that its proprietary rights will not infringe on the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to the Series. Such assertion may require the Company to incur substantial legal fees and costs in order to protect its rights, or possibly enter into arrangements on terms unfavorable to it in order to settle such claims. To the extent that the Company fails to adequately protect its respective intellectual property rights in the Series, or if the financial burden of enforcing its rights becomes too cost-prohibitive, the Company may be unable to continue to implement its business strategy, which would have a material adverse effect on the Company's business, prospects, financial condition, and results of operations.

Furthermore, the Company entered into a Campaign Booster Loan and Security Agreement with Angel Studios, Inc. to be used towards funding the initial advertisements related to this Offering. The Campaign Booster Loan and Security Agreement with Angel Studios, Inc. includes the inclusion of our valuable intellectual property, including the Series, as collateral. While this arrangement provides us with the necessary funds to support our business operations and growth initiatives, it also exposes us to certain risks. In the event of a default on the loan, Angel Studios, Inc. may have the right to foreclose on and secure ownership of our intellectual property, which could have severe implications for our business. Losing control over our intellectual property could undermine our competitive advantage and impair our ability to develop, market, and protect our products and services. Additionally, if Angel Studios, Inc. forecloses on our intellectual property, we may face difficulties in making distributions to investors, raising funds or securing additional loans in the future, which may lead to a decline in revenue, loss of customers, and damage to our reputation. While we have implemented measures to mitigate the risks associated with the Campaign Booster Loan and Security Agreement, including maintaining adequate financial reserves and diligently fulfilling our repayment obligations, the possibility of default and the potential foreclosure of our intellectual property remains a significant risk that investors should consider.

We may not generate sufficient cash flow to make distributions to you.

There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to you. Even if we make distributions, there can be no assurance concerning the timing or amounts of the distributions. You may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each investor's risk with respect to this offering includes the potential for a complete loss of their investment.

The Company intends to reinvest revenue for the Series, which may result in a lack of immediate returns for investors.

We are dedicated to the ongoing development and success of the Series. As a fundamental aspect of our growth strategy, we intend to reinvest a substantial portion of our revenue into the further production of the Series and associated revenue-generating activities. These activities may include marketing efforts, distribution expansion, merchandise development, and other initiatives aimed at maximizing the reach and impact of the Series.

It is imperative for prospective investors to be aware that due to our commitment to reinvestment, the realization of financial returns, if any, may be deferred over a period of several years. Our focus on ensuring the quality and longevity of the Series may temporarily limit the availability of immediate investment gains.

It is important to note that the entertainment industry is subject to a multitude of variables, including audience preferences, market trends, competition, and economic factors, which can all influence the timing and magnitude of financial outcomes. We advise all prospective investors to thoroughly assess our disclosures, associated risks, and long-term strategic vision before making any investment decisions.

There is a high cost of acquiring buyers for diversified income streams.

The Company recognizes the importance of diversifying its income streams beyond distribution of the Series, such as through ventures like merchandising. While this approach presents opportunities for revenue growth and reduced dependency on a single revenue source, it also comes with inherent risks, particularly related to the cost of acquiring buyers for these new streams of income.

Acquiring a customer base for new income streams, such as merchandising, involves substantial financial outlays. These costs are associated with various aspects of customer acquisition, including marketing, advertising, distribution, and customer engagement. The Company's ability to effectively penetrate new markets and resonate with a different set of consumers through merchandising efforts may necessitate significant investments in targeted marketing campaigns, branding initiatives, and distribution channels.

Additionally, the competitive landscape in the merchandising and other diversified sectors may intensify the challenges of buyer acquisition. The need to stand out in a crowded market, compete with well-established players, and capture the attention of consumers who may not have a previous connection to our core business activities could elevate costs beyond initial projections.

The timing of income generation from these diversified streams could also be uncertain. There may be a lag between the initial investment in acquiring buyers and the realization of meaningful revenue from these efforts. This delay could impact short-term financial performance and strain available resources. The Company's ability to effectively manage and control these acquisition costs while generating meaningful and timely returns from these diversified ventures will be crucial to our overall financial health and success.

We may enter into related-party transactions.

The Company may enter into transactions with related parties with respect to the creation, production, marketing and distribution of the Series. Transactions with related party may be created on different and less favorable terms to the Company than the Company may have been able to receive had the Company transacted with an unrelated party.

The public and/or existing* Live Not by Lies *fan base may not like our adaptation of the book.

There is no assurance that the public and/or existing fan base for Rod Dreher's book *Live Not By Lies* will like or accept the Series' adaptation of the book. It is impossible to judge in advance what the reaction of the public and/or existing fan base will be to the Series. To the extent that the Series receives unfavorable reviews from these individuals, its chances of success may be substantially diminished.

The Series may be deemed controversial or offensive by others who hold differing beliefs.

The Company's decision to produce a docuseries with a political theme introduces a unique risk associated with potential audience reactions. The nature of the content, which delves into certain political matters, has the capacity to evoke strong emotions and opinions among viewers. While this approach can be appealing to some segments of the audience who share similar viewpoints, it could also be deemed unduly offensive or controversial by others who hold differing beliefs.

The polarization surrounding political issues may result in a divided audience response, which could impact the overall reception of the Series. Positive engagement from one group may be met with backlash from another, leading to debates and discussions that extend beyond the show itself. Such controversies have the potential to attract attention, but they may also carry reputational and public relations risks, affecting our brand image and relationship with certain customer segments.

While the Series' political nature could attract a dedicated following, investors should be aware of the possibility of polarized audience reactions and the associated challenges in managing public perception and potential controversies.

Risks Related to the Securities

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate with potential investors to determine whether there is interest in the offering. All communications sent are deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to investors prior to the Offering are attached hereto. Some of these communications may not have included proper disclaimers required for "testing the waters."

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws permit us to use a "special purpose vehicle" or "SPV" in this Offering. That means investors will invest in Nova Roma Funding, LLC, becoming a member of the SPV, and then the Crowdfunding SPV will purchase the Series CF Preferred Stock in the Company. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Series CF Preferred Stock. However, it may not always be possible to replicate those rights exactly, because the Crowdfunding SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will be relying on us, as the Manager of the Crowdfunding SPV, to make sure the Crowdfunding SPV complies with Delaware law and functions in accordance with securities law. The structure of the Crowdfunding SPV is explained further in the section entitled, "Ownership and Capital Structure." The Crowdfunding SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. There could be delays, complications, and unexpected risks in that process.

Investors will own non-voting Series CF Preferred Stock and will have no ability to control or influence the business decisions of the Company.

Investors in the offering will obtain non-voting Series CF Preferred Stock in the Company by way of the Crowdfunding SPV. As a result, current management will continue to have control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

Voting control is in the hands of a single entity, Root Cause LLC. Subject to any fiduciary duties owed to owners or investors under Delaware law, Root Cause LLC may be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant company transactions, and will have unfettered control over the Company's management and policies. You may have interests and views that are different from our management. The concentration of ownership could delay or prevent a change of control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Root Cause LLC could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors may experience dilution in the future if the Company raises additional shares.

If the Series is successful, the Company may, in the sole discretion of the Company's board of directors, authorize and issue additional shares to raise additional capital to fund subsequent seasons of the Series. Any such issuance would dilute the ownership percentage of investors in our Company, including investors in this Offering.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering Price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues, or other established criteria of value. Rather, the price of the Securities was derived as a result of internal decisions based upon various factors including prevailing market conditions, the Company's future prospects and needs, research on other companies that have been acquired that is not scientific and is anecdotal only and the Company's capital structure. These prices do not necessarily reflect the actual value of the Securities or the price that may be realized upon disposition of the Securities, or at which the Securities might trade in a marketplace, if one develops. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of return on investment.

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

We may conduct closings on funds tendered in the offering at any time. At that point, investors whose subscription agreements have been accepted will become members of the SPV. We may file amendments to our Form C reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be a member of the SPV and will have no such right.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale.

THE OFFERING

9.   What is the purpose of this offering?

The purpose of this offering is to raise funds to produce Season 1 of the Series, which we intend will include six episodes. It is estimated that if we raise the minimum offering amount, we hope to produce approximately one (1) episode of the Series; if we raise the maximum offering amount, we hope to produce approximately six (6) episodes of the Series.

10.   How does the issuer intend to use the proceeds of this offering?

Use of Funds:	If Target Offering Amount Sold:	If Maximum Offering Amount Sold:
Portal Intermediary Fees:	$30,000	$180,000
Marketing and Campaign Materials:	$10,000	$50,000
Offering Advertising Expenses:	$90,000	$200,000
Production Expenses:	$370,000	$2,570,000
Miscellaneous Expenses:		
Total:	$500,000	$3,000,000

$500,000 - Complete development, commence prep, engage European production partners, and onboard crew Heads of department (Director of photography, production designers, local fixers, etc.)

$750,000 - Commence on-location interviews in Eastern Europe

$1,000,000 - Continue European production, commence B-Roll production

$1,500,000 - Commence North American interviews, complete European production, continue B-Roll, and commence stage production

$2,000,000 - Commence Post-Production (editing, music, titles, motion graphics, voiceover, etc.), final production pickups (re-shoots, additional B-Roll)

$3,000,000 - Complete Series delivery, begin development on Live Not By Lies Season 2

The above figures represent only estimated costs. This expected use of proceeds from this Offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will have broad discretion over the allocation of the net proceeds from this Offering. We may find it necessary or advisable to use the net proceeds from this Offering for other purposes, and we will have broad discretion in the application of net proceeds from this Offering. **In other words, we reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.**

11.   (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

Yes, please see the attached exhibits of our testing-the-waters communications.

(b) How will the issuer complete the transaction and deliver securities to the investors?

If the offering reaches the target offering amount prior to the deadline, we may elect to do an initial closing of the offering and then continue to raise funds up to the maximum amount up to the deadline or until the maximum is raised. Upon closing, a notice will be sent to each investor confirming the amount of securities purchased. The Securities will not be certificated. Investors may access their investments in their applicable VAS Portal, LLC (Angel Funding) user account.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

You may cancel your investment with the above restrictions directly in your VAS Portal, LLC (Angel Funding) account by clicking on the cancel commitment button under the investment in your My Investments page.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered:

The Company is offering Series CF Preferred Stock in this Offering (the "Securities"). The Securities will have a "preferred return" of 120% of the investor's full investment before the holders of Common Stock receive any profit distributions.

As an investor in this Offering, you will be purchasing membership interests in the Crowdfunding SPV, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Crowdfunding SPV is purchasing the following Securities:

Series CF Preferred Stock
Price per share: $0.12

The Securities have no voting rights (either with regard to actions by the Crowdfunding SPV or the Company's Series CF Preferred Stock held by the Crowdfunding SPV). The rights of the Series CF Preferred Stock may be changed by an amendment to the Company's Certificate of Incorporation, as amended, and investors do not have the right to vote on any such amendment.

14.   Do the securities offered have voting rights? ☐ Yes ☒ No

15.   Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

Explain: Pursuant to the Limited Liability Company Agreement of the Crowdfunding SPV, the investors holding Series CF Preferred Units have limitations on their ability to transfer their interest and will not be able to vote on the decisions of the Company. Additionally, upon certain "Trigger Events" (as defined in the Operating Agreement), the Company will have the ongoing option to purchase all or any of the Series CF Preferred Units held by an investor. The following description summarizes certain important terms of the Series CF Preferred Units of the Company and does not provide every detail that may be of interest to investors in this Offering. A description of the rights of the Members holding Series CF Preferred Units may be found in the Limited Liability Company Agreement of the Crowdfunding SPV.

16.   How may the terms of the securities being offered be modified?

The Manager has been given the right to raise funds through equity crowdfunding. Any adjustments to this or any other Offering may be made by the Manager.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:
> (1) to the issuer;
> (2) to an accredited investor;
> (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
> (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights

Common Stock	80,000,000	60,000,000	Yes	Right to appoint seats on the Board of Directors.
Series CF Preferred Stock	60,000,000	0	No	Preferred return of 120% before Common Stock distributions

For a complete description of our capital stock, you should refer to our Certificate of Incorporation and to the applicable provisions of Delaware law.

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of Series CF Preferred Stock do not have voting rights. The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☒ Yes ☐ No

For a complete description of our capital stock, you should refer to our Certificate of Incorporation, Limited Liability Company Agreement of the Crowdfunding SPV, and to the applicable provisions of Delaware law.

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Because the investors in this Offering do not control the day-to-day operations of the Company, the principal members of the Company may make decisions that the investors do not approve of or that harm the interests of the investors.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the Series CF Preferred Stock being offered in this Offering was determined solely by the Board of Directors and bears no relation to traditional measures of valuation. We expect that any future valuation will take the same approach.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value – the amount for which the assets of the company can be sold, minus the liabilities owed. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value – this is based on an analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e, what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or tradenames, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach – this is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return, and so on. However, predictions of the future are not certain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist or private equity firm makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

22.	What are the risks to purchasers of the securities relating to minority ownership in the issuer?
Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only non-voting Series CF Preferred Stock and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Each Investor agrees to vote or cause to be voted all Securities (and underlying shares of non-voting Series CF Preferred Stock) owned by such Investor, or over which such Investor has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock or Preferred Stock, or a series thereof, as applicable, from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of outstanding convertible securities.

23.	What are the risks to purchasers associated with corporation actions including:

- Additional issuances of securities;

  If additional issuances are made, the investors in this Offering may become diluted.

- Issuer repurchases of securities;

The Company does not have the right to repurchase the securities.

- A sale of the issuer or of assets of the issuer; or

    Because holders of Series CF Preferred Stock do not have the right to vote, the Common Stock holders may vote to sell without the investor's approval. The investors in this Offering have the right to receive a preferred return before the Common Stock holders receive any return.

- Transactions with related parties?

    As an investor in the Series CF Preferred Stock, you will not have any rights in regard to the actions of the Company, including company transactions with related parties.

24.   Describe the material terms of any indebtedness of the issuer:

The Company has entered into a Campaign Booster Loan and Security Agreement with Angel Studios, Inc., pursuant to which Angel Studios will lend an amount up to $1,000,000 to the Company to fund the digital ad-buying for the offering, which is included in the budget estimates above.

25.   What other exempt offerings has the issuer conducted within the past three years?

None

26.   Was or is the issuer of any entities controlled by or under common control with the issuer party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
        (1) any director or officer of the issuer;
        (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting securities, calculated on the basis of voting power;
        (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
        (4) any immediate family member of any of the foregoing persons.

☐ No to all of this.

☒ If yes, for each such transaction, disclose the following:

On July 13, 2023, Root Cause LLC contributed its right to the project known as *Live Not By Lies*, as well as all intellectual property related to the foregoing, to the Company. In exchange, Root Cause LLC received 60,000,000 shares of Common Stock in the Company.

On August 22, 2023, Rod Dreher, author of *Live Not By Lies*, entered into a Shopping Agreement with Nova Roma, Inc., entitling Nova Roma, Inc. to pitch and shop the *Live Not By Lies* docuseries production to certain third-party financiers, including private investors, brokerages, broker-dealers, crowdfunding platforms, streaming services, "new media" companies, major studios, mini-major studios, production companies and networks.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company has no real operating history. The Company has expended capital in the formation of the entity, but there are no current operations that would affect the liquidity of the Company, and no capital resources are yet needed until this offering closes, but then the Company would have the capital to produce some portion of the Series.

The Company has entered into a Campaign Booster Loan and Security Agreement with Angel Studios, Inc., pursuant to which Angel Studios will lend an amount up to $1,000,000 to the Company to fund the digital ad-buying for the offering, which is included in the budget estimates above.

Please see the attached Reviewed Financial Statements for the Company for the financials of the Company and the notes on those statements.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please see disclosed Reviewed Financial Statements.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
      i.   in connection with the purchase or sale of any security? ☐ Yes ☒ No
      ii.   involving the making of any false filing with the Commission? ☐ Yes ☒ No
      iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i.   in connection with the purchase or sale of any security? ☐ Yes ☒ No

ii.   involving the making of any false filing with the Commission? ☐ Yes ☒ No

iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i.   at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
(B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No
(C) engaging in savings association or credit union activities? ☐ Yes ☒ No

ii.   constitutes a final order based on a violation of law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i.   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No

ii.   places limitations on the activities, functions or operations of such person?
☐ Yes ☒ No

iii.   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i.   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
☐ Yes ☒ No

ii. Section 5 of the Securities Act? ☐ Yes ☒ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of

a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☒ No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
  (1) any other material information presented to investors; and
  (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

$510
Early Access and Inside Scoop
- Early access to premium behind-the-scenes content including interviews with special guests, Q&A with filmmakers, and key filmmaker updates. Includes 3 Investor-only live streams.

$2,520
Name in Credits
- Your name will be listed in the Credits under "Special Thanks"
- Plus you'll receive RJ's secret dry-rub BBQ Recipe.
- Voicemail recording from Rod saying "Leave a message and live not by lies."
- All previous perks.

$5,040
Signed Book
- Get a copy of *Live Not By Lies* book signed by author Rod Dreher
- Isaiah's special gruel recipe.
- All previous perks.

$9,990
Signed Poster
- Limited-Edition poster signed by the filmmaking team.
- All previous perks.

$25,200
Limited Edition Coffee Table Book
- Behind the Scenes Coffee-table book, signed by the filmmaking team.
- All previous perks

$49,980
Zoom with Creative Team
- Private Zoom with Rod Dreher and the filmmaking team (45 minutes).
- All previous perks

$99,960
VIP Guest at Premiere
- 2 Tickets to in-person Premiere
- *Travel and lodging not included to Premiere
- All previous perks
- (Limit to 5 Investors)

$250,020
Set Visit and Associate Producer Credit
- - 1-Day VIP Set Pass for Two (including lunch or Budapest pub-crawl with the filmmakers).
- Become an Associate Producer in the credits of the film and on IMDb.
- (Limit to 5 investors)

$500,040
- Become an executive producer in the credits of the film and on IMDB.
- All Previous Perks
- (Limit to 5 Investors)

$2,499,960
- Isaiah Smallman (the series director) will write and direct you a personal short film, dramatizing the worst, most embarrassing lie you've ever told… OR…Isaiah will get a tattoo of your face somewhere on his body (maximum size, 2 in. in width).

ONGOING REPORTING

32.   The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

        120 days after the end of each fiscal year covered by the report.

33.   Once posted, the annual report may be found on the issuer's website at:

        www.livenotbylies.live
T
The issuer must continue to comply with the ongoing reporting requirements until:
        (1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
        (2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
        (3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
        (4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
        (5) the issuer liquidates or dissolves its business in accordance with state law.